FILED BY ORACLE CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: SIEBEL SYSTEMS, INC.

COMMISSION FILE NO. 0-20725

Oracle and Siebel Transaction

Executive Overview

September 2005

Overview of Transaction

Timeline

Today we announced our plan to buy Siebel, the leading provider of Customer Relationship Management (CRM) software, solidifying our position as the number one applications company in North America and moving us closer to the number one position globally. We expect the transaction to close in early 2006, subject to regulatory and other approvals. Until the deal closes, each company will continue to operate independently, and it is business as usual.

This is a customer driven acquisition. Our joint customers have consistently recommended this transaction to both companies for over a year. Siebel provides best-in-class customer-facing products and industry solutions to over 4,000 customers and close to 3.5 million end users, and we will make the features of those products the centerpiece of our Project Fusion CRM products. Siebel CRM, Oracle ERP, Oracle Fusion Middleware and Oracle 10g Database combine to form a complete, world-class set of customer-centric, information age applications. Together we become a stronger, more strategic partner, with complementary resources and maximum deployment flexibility. Our customers and partners have asked for it directly.

Acquisition Rationale

1.	Acquisition is consistent with Oracle’s goal to provide a set of competitive enterprise applications for customers

•	CRM represents the largest segment of enterprise applications

•	Siebel is the leading CRM provider and most attractive partner

2.	Customers are driving the rationale to merge

•	Joint customers have been asking for this combination in order to maximize the considerable investments in both companies’ products

•	Seeking to lower costs and complexity by simplifying and rationalizing IT investments with a small number of strategic vendors

•	Significant number of common customers that will derive immediate customer benefits

3.	Strengthens relationships with many key partners that assist customers with decisions on applications purchases

4.	Timing is right as Oracle and Siebel develop next generation apps

•	Timely incorporation of Siebel’s features and functionality will complement and enhance Project Fusion.

Customer and Partner Benefits

We expect the following benefits to accrue to Siebel customers:

1.	Investments in Siebel applications will be supported and protected as the centerpiece of Oracle’s Fusion CRM strategy

a.	Stronger combined vendor with complementary products attributes

•	Removes concern about Siebel’s future

•	Products designed to work with Oracle’s software

•	Accelerate delivery of innovative CRM applications with larger R&D budget

b.	Continue support for Siebel’s CRM and analytics solutions

•	Provide seamless continuity for customers

•	Maintain support for heterogeneous databases

c.	Commitment to deployment flexibility, including Siebel CRM OnDemand

d.	Enhanced support and services through scale

e.	Extended partner ecosystem with increased investment

•	Support and broaden relationships with Siebel’s business partners.

We expect the following benefits to accrue to Oracle customers:

2.	The proposed transaction underscores Oracle’s commitment to customer-facing solutions

a.	Siebel CRM will be integrated with Oracle’s applications and infrastructure

•	Siebel will continue to be available today and will serve as the centerpiece of Oracle’s Fusion CRM strategy

•	Siebel CRM provides proven ROI and 98% product loyalty

•	Siebel will represent the base set of features and functionality for the next generation of Fusion applications

b.	Access to industry best practices and implementation expertise based on the large number of Siebel deployments

c.	Customers of Oracle, PeopleSoft, and JD Edwards CRM applications will continue to receive enhancements and support

•	Product will continue to evolve with new functionality over time

•	Incorporation of Siebel’s features and functionality will help customers extend the value of their existing CRM investments

We expect the following benefits to accrue to Siebel partners:

3.	Oracle and Siebel partners will benefit through an expanded product footprint in customer-facing solutions

a.	Work with a single vendor to address customer needs for CRM, ERP, analytics, customer data integration, and infrastructure technologies

•	Siebel partners will benefit from Oracle’s worldwide resources and increased partner investment

•	Oracle partners will benefit from Siebel’s best-in-class customer-facing products, Customer Experience consulting, and proven best practices tailored to industry needs

•	Preserves partners’ investments and experience in Siebel CRM

•	Greater R&D budget will drive continued innovation

•	Many of the most influential partners are also Siebel’s largest customers

•	More opportunities for partners, allowing them to further invest in the Oracle ecosystem

•	Combination will result in Oracle being the largest CRM practice at many firms

•	Gain ROI on efficiencies generated by combining practices

For more information, see attached documents via hyperlinks:

Customer Overview and FAQ

Letter from Charles Phillips to Oracle Customers

Letter from Charles Phillips to Oracle Partners

Customer and Partner Benefits Presentation

SALES FAQ

What will be the combined Oracle and Siebel product roadmap?

Oracle plans to continue to enhance and support Oracle and Siebel CRM products. In parallel, Oracle and Siebel development teams will work together to develop next generation CRM applications based on open standards and a service oriented architecture. Plans include the following:

•	Ensure integration of Oracle and Siebel products

•	Develop Siebel and Oracle applications using industry standards such as Java and service oriented architecture

•	Optimize Siebel and Oracle applications for the standards-based Oracle Fusion platform

•	Position Siebel as the centerpiece of Oracle’s Fusion CRM

•	Provide upgrades to Fusion CRM applications for supported Oracle and Siebel customers, which will incorporate Siebel CRM as the base set of features and functionality

Have customers been contacted?

Siebel and Oracle each notified their respective customers electronically after the press release was issued. Additionally, Siebel and Oracle senior management team members will be calling the top customers of each company. Customers are being directed to a dedicated page located at Oracle.com/siebel.

How can I make sure that I effectively communicate this announcement to my customer?

Click here to view all communications made to the customer base about how this acquisition will significantly strengthen Oracle’s enterprise applications solutions. Please note that only the messaging contained in the documents at this site should be used in your communications with customers. Do not stray from this messaging.

When will I know what I can sell?

The parties will need to receive certain shareholder and/or regulatory approvals prior to the completion of this transaction, which Oracle expects by the end of the year. Once the transaction is completed, more details will be provided around sales strategy. Oracle has a proven, repeatable integration strategy, which we will be able to apply to Siebel.

What kinds of communications with Siebel are off-limits?

Prior to closing, Oracle and Siebel remain independent companies, and you should not share information with Siebel that you would not share with other applications vendors. In particular, until the transaction closes Oracle and Siebel should not coordinate prices or make joint decisions about current business strategies. There can be no collaboration on customer proposals or on account planning.

What materials are available to help us with messaging and positioning of this transaction?

There is a wealth of material available on Oracle.com/siebel including: the Press Release, the Customer and Partner Benefits Presentation, Letter to Customers from Charles Phillips, Letter to Partners from Charles Phillips, and a Customer Overview and Frequently Asked Questions document.

What is the acquisition integration timeline?

Oracle announced a definitive agreement to acquire Siebel. Until the transaction is complete, we cannot comment on future integration plans. We will communicate updates with customers after the close of the transaction, which is expected to occur in early 2006.

List of Contacts to Direct Inquiries

Please direct callers seeking information about the proposed Oracle and Siebel transaction to the following individuals as applicable:

Customers and Partners. Please contact the customer care representatives by calling 1-650-633-4490 or sending an email to contact.oracle@oracle.com.

Financial analysts. Please contact Jenny Gelhausen in Oracle Investor Relations at 650-506-8057 or jenny.gelhausen@oracle.com if you require further information.

Press and Media. Please contact Bob Wynne in Oracle Corporate Communications at 650-506-5834 or bob.wynne@oracle.com.

Industry Analysts. Please contact Peggy O’Neill at 650-506-8112 or peggy.oneill@oracle.com.

Employees: You may find more information at www.oracle.com/siebel or via the internal web sites you are accustomed to using for employee information. You may also send your questions to contact.oracle@oracle.com

Legal Questions. Please contact Jacklyn Park in Oracle’s legal department at 650-506-2179 or jacklyn.park@oracle.com

Important Information

This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. STOCKHOLDERS OF SIEBEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. The final proxy statement/prospectus will be mailed to stockholders of Siebel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood Shores, California, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations.

Oracle, Siebel and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle’s directors and executive officers is available in Oracle’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel’s directors and executive officers is available in Siebel’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about Oracle and Siebel. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to Oracle and Siebel, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of Oracle and Siebel, including: the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets. The actual results or performance by Oracle or Siebel could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Oracle or Siebel.